1933 Act File No.:
1940 Act File No.: 811-21429
CIK No.: 2062973

Securities and Exchange Commission
Washington, D.C. 20549

REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act
of 1933 of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust:	SmartTrust 770

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:
Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	320 South Canal Street, 27th Floor
Parsippany, New Jersey 07054	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated August 18, 2026

Hennion & Walsh, Inc.
SmartTrust 770
Argus Dividend Growers Total Return Trust, Series 50
Defensive 50 Equities Trust, Series 49
Dorsey Wright® International Momentum Trust, Series 45
Morningstar Dividend Yield Select Trust, Series 39
Smart Ten Trust, Series 46

The attached final prospectus for a prior SmartTrust series is hereby used as a preliminary prospectus for the above stated series. The structure, investment objective, security selection process, portfolio composition and risk considerations for the above series, as described in the referenced final prospectus or prospectuses, will be substantially the same as, and will not materially differ from, that of the final prospectus for the above stated series. Information with respect to portfolio securities, risk disclosures, pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each unit investment trust has a unique portfolio and the portfolio for the above stated series may be different than the portfolios for the referenced series. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus and information supplement from SmartTrust 757 (Registration No. 333-296068) as filed on August 11, 2026 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Bonding Arrangements

The employees of Hennion & Walsh, Inc. are covered under Brokers’ Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Contents of Registration Statement

This Registration Statement comprises the following:

The facing sheet
The prospectus and information supplement
The signatures
The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement including certain amendments to the Standard Terms and Conditions of Trust referred to under Exhibit 1.1.1 below (to be filed by amendment).

1.1.1	Standard Terms and Conditions of Trust (filed as Exhibit 1.1.1. to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

1.2	Amended and Restated Certificate of Incorporation of Hennion & Walsh, Inc. dated March 14, 2013 (filed as Exhibit 1.2 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

1.3	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).

1.5	Form of Dealer Agreement (filed as Exhibit 1.5 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

1.6	SmartTrust Rule 12d1-4 Fund of Funds Agreement (filed as Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Smart Trust, Tax Free Bond Trust, Series 1 (File No. 811-21429) as filed on May 29, 2024).

2.2	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).

3.1	Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1	Consent of initial evaluator (to be filed by amendment).

4.3	Consent of independent registered public accounting firm (to be filed by amendment).

7.1	Officers and Directors of Hennion & Walsh, Inc. (filed as Exhibit 7.1 to the Registration Statement on Form S-6 for SmartTrust 594 (No. 333-267519) as filed on September 20, 2022, and incorporated herein by reference).

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on August 18, 2026.

SmartTrust 770

By Hennion & Walsh, Inc., Depositor

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 18, 2026 by the following persons in the capacities indicated.

By	/s/ WILLIAM W. WALSH
William W. Walsh
President and Director

By	/s/ RICHARD HENNION
Richard Hennion
Executive Vice President and Director

By	/s/ Phillip Fitzsimmons
Phillip Fitzsimmons
Chief Compliance Officer and Director

By	/s/ Wendy Wurst
Wendy Wurst
Principal Financial Officer, Principal
Accounting Officer and Director